

November 30, 2012

Via E-mail
Christopher W. Vieth
Chief Operating Officer and Chief Financial Officer
Maidenform Brands, Inc.
485F US Hwy 1 South
Iselin, NJ 08830

> **Re:** **Maidenform Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 8-K filed November 7, 2012**
> **File No. 1-32568**

Dear Mr. Vieth:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Income, page 51

1. Reference is made to the litigation settlement of $6,750,000 recognized in the second quarter of fiscal year 2011. We did not note disclosure of a reasonably possible loss or range of loss related to this litigation in any periodic reports prior to the settlement. If this assertion is incorrect, please refer us to such disclosure. Otherwise, please explain

> why your disclosures in the periodic reports prior to the settlement complied with the disclosure requirements of ASC 450-20-50. In addition, please explain to us the procedures you undertook on a quarterly basis to attempt to develop a reasonably possible loss or range of loss for disclosure. Please note that we expect that the closer you are to accruing or settling a matter, the more estimable the matter.

Notes to the Consolidated Financial Statements, page 54

Note 7. Pension Plan, page 63

2. Please tell us your consideration of disclosing the method used to determine market related value of plan assets as defined in ASC 715-30-20.

3. Please tell us your consideration of disclosing fair value measurements as of the date of each balance sheet presented. Refer to ASC 715-20-50-1.

Note 8. Other Benefit Plans, page 66

4. Please tell us your consideration of disclosing the information required by ASC 715-80-50-5 with respect to the multiemployer plans that provide pension benefits to your union employees represented by Worker's United.

Note 17. Segment Information, page 75

5. Please tell us your consideration of disclosing total expenditures for additions to long-lived assets for each reportable segment. Refer to ASC 280-10-50-25b.

Form 8-K filed November 7, 2012

Exhibit 99.1

6. Operating income, net income and earnings per share excluding the litigation settlement are non-GAAP measures. In light of the disclosure of these non-GAAP measures, please tell us your consideration of providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Refer to Instruction 2 of Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Nanci Prado
        General Counsel